Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal (Quebec) H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES COMPLETES SALE OF ITS 70% INTEREST IN THE VALENTINE LAKE PROPERTY

MONTREAL, Quebec, Canada, January 25, 2011 – Richmont Mines Inc. (TSX - NYSE Amex: RIC) (“Richmont” or the “Company”) is pleased to announce that it has received a payment of CAN$3,000,000 from Mountain Lake Resources Inc. (TSX Venture: MOA) (“Mountain Lake”) required to fulfill all of the conditions set out in the Letter Agreement (the “Letter Agreement”), signed in February 2009, that gave Mountain Lake the option to acquire Richmont’s 70% interest in the Valentine Lake property (the “Property”), located in Newfoundland.

In accordance with the terms set out in the Letter Agreement, Mountain Lake paid Richmont an option fee of 2,500,000 of its common shares in April 2009, has incurred an amount of CAN$1,000,000 of exploration and development expenditures on the Property, and paid Richmont a sum of CAN$3,000,000 in cash on January 24, 2011 to satisfy the cash option payments set out in the Letter Agreement. With all conditions met, Richmont has proceeded with the transfer of its 70% interest in the Property to Mountain Lake.

About Richmont Mines Inc.
The Company has produced over 1.2 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. With extensive experience in gold exploration, development and mining, the Company is well positioned to cost-effectively build its North American reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

For more information, please contact:

Jennifer Aitken	Media contact :
Investor Relations	Ian Bolduc
RICHMONT MINES INC.	EDELMAN
Phone: 514 397-1410	Phone: 514 844-6665 ext. 224
E-mail: jaitken@richmont-mines.com	E-mail: ian.bolduc@edelman.com

Ticker symbol: RIC
Listings: TSX - NYSE Amex
Website: www.richmont-mines.com